UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Applied DNA Sciences, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

03815U 201

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 pages

CUSIP No. 03815U 201	SCHEDULE 13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) James A. Hayward
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 3,843,016[1]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,843,016
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,843,016
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.8%[2]
12	TYPE OF REPORTING PERSON (See Instructions) IN

[1]	Includes 1,923,762 shares underlying options and warrants exercisable within 60 days. Such number reflects (i) the expiration, pursuant to their terms, of options to purchase 283,334 shares and warrants to purchase 3,638 shares and (ii) the vesting of options to purchase 208,334 shares, in each case, during the calendar year ended December 31, 2015.
[2]	This percentage calculation is based on 24,072,092 outstanding shares as of December 31, 2015 plus 1,923,762 shares underlying options and warrants exercisable within 60 days.

CUSIP No. 03815U 201	SCHEDULE 13G	Page 3 of 6 Pages

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13G (this “Amendment No. 2”) amends and restates in its entirety Amendment No. 1 to Schedule 13G, filed by the reporting person with the Securities and Exchange Commission on February 11, 2016. This Amendment No. 2 is being filed for the sole purpose of correcting the calculation of the percent of the class of stock beneficially owned by the reporting person for purposes of Schedule 13G under the Exchange Act of 1934, as amended, to include as outstanding all shares of the issuer’s common stock underlying options and warrants exercisable by the reporting person within 60 days.

Item 1.

(a)	Name of Issuer:
Applied DNA Sciences, Inc.

(b)	Address of Issuer’s Principal Executive Offices:
50 Health Sciences Drive, Stony Brook, New York 11790

Item 2.

(a)	Name of Person Filing:
James A. Hayward

(b)	Address of Principal Business Office or, if None, Residence:
50 Health Sciences Drive, Stony Brook, New York 11790

(c)	Citizenship:
United States

(d)	Title of Class of Securities:
Common Stock, $0.001 par value

(e)	CUSIP Number:
03815U 201

CUSIP No. 03815U 201	SCHEDULE 13G	Page 4 of 6 Pages

Item 3.	If This Statement Is Filed Pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E)

(f)	☐	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F)

(g)	☐	A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)

(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☐	A non-U.S. institution in accordance with section 240.13d-1(b)(1)(ii)(J)

(k)	☐	Group, in accordance with section 240.13d-1(b)(1)(ii)(K)

If filing as a non-U.S. institution in accordance with section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable

Item 4.	Ownership.

(a)	Amount beneficially owned: 3,843,016 (See Footnote 1, Page 2)

(b)	Percent of class: 14.8% (See Footnote 2, Page 2)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 3,843,016

(ii)	Shared power to vote or to direct the vote 0

(iii)	Sole power to dispose or to direct the disposition of 3,843,016

(iv)	Shared power to dispose or to direct the disposition of 0

CUSIP No. 03815U 201	SCHEDULE 13G	Page 5 of 6 Pages

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☐

Instruction: Dissolution of a group requires a response to this item.

Not Applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2016

/s/ James A. Hayward
James A. Hayward

Page 6 of 6 Pages